UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 3, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

3 January 2008
To:	Australian Securities Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Limited
	London Stock Exchange		Deutsche Bank UBS Zurich

Appointment of Dr David Morgan

Further to the announcement on 17 December 2007 advising of the appointment of Dr David Morgan as a Director of BHP Billiton Plc and BHP Billiton Limited we now advise details of Dr Morgan's interests in BHP Billiton Limited shares:

Initial Director's Interest Notice

(Australian Securities Exchange Listing Rules Appendix 3X)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act 2001 (Cth) and otherwise in accordance with the foregoing policy.
Name of director	Dr David Raymond Morgan
Date of appointment	1 January 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Number & class of securities Nil

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest

HSBC Custody Nominees (Australia) Limited on behalf of David Raymond Morgan (indirect interest, Dr D R Morgan beneficial owner).

HSBC Custody Nominees (Australia) Limited on behalf of JB Davros Pty Limited as trustee for Raymor Family Trust (indirect interest, Dr D R Morgan beneficial owner).

HSBC Custody Nominees (Australia) Limited on behalf of Raymor Superannuation Pty Ltd as trustee for The Raymor Superannuation Fund (indirect interest, Dr D R Morgan beneficial owner).

Number & class of securities 102,750 ordinary shares in BHP Billiton Limited 38,800 ordinary shares in BHP Billiton Limited 5,000 ordinary shares in BHP Billiton Limited

Part 3 - Director's interests in contracts
Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	Nil

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Ms F C D Smith - BHP Billiton Limited Ms E A Hobley - BHP Billiton Plc
Contact details	Ms F C D Smith Tel: +61 3 9609 3179 Fax: +61 3 9609 4372 Ms E A Hobley Tel: +44 207 802 4054 Fax: +44 207 802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 3 January 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary